Novartis AG Postfach 4002 Basel Switzerland

October 7, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated September 9, 2011, which was in response to our August 26, 2011 letter.  For ease of reference, we set forth your comment below, followed by our response.

Item 4.B Business Overview

Pharmaceuticals
Compounds in Development, page 38

SEC Comment No. 1

We have reviewed the information provided in your response to prior comment two.  We acknowledge that you are unable to estimate the remaining patent life of your confirmatory development projects without making significant judgments and assumptions and your concern that disclosure of identifying information about your patents could cause competitive harm.  Based on the information in your response, however, it appears that there is information available to understand potential exclusivity periods within a reasonable range for those development compounds in phase III on pages 38-42.  Please provide us revised proposed disclosure to disclose information for each development compound designated as approved or in registration.  These ranges could be expressed as a “floor-to-ceiling” exclusivity range based on currently known information, indicating the extent that the range represents exclusivity due to patents, without indicating the name or other identifying information about the patent, versus other exclusivity available, and indicating under what conditions and to what extent each “floor-to-ceiling” may be affected by future delays in the approval process or by other factors.  Also, we believe that similar disclosure at the aggregate level for all development projects in Phase III not yet in registration would be informative.  Please revise your proposed disclosure accordingly by providing a separate narrative section discussing generally the floors and ceilings associated with exclusivity for these projects and indicating the factors that may effect the ceilings and floors.  To the extent that there may be outliers not covered by the general narrative, identify them and explain the reasons therefore.

Novartis Response

We acknowledge SEC’s comment.  In order to assist investors in understanding the patent status of our development projects, commencing with the filing of our Form 20-F for 2011 we will modify the “Intellectual Property” portion of the Pharmaceuticals Division section of Item 4.B (which begins on page 55 of our 2010 Form 20-F) by adding the following to it, after the listings of the patent status of our marketed products:

Compounds in Development

We file patent applications on our Compounds in Development during the course of the development process.  The length of the term of any patents on our Compounds in Development cannot be known with certainty until after a compound is approved for marketing by a health authority.  This is so because patent applications for many of the compounds will be pending during the course of the development process, but not yet granted.  In addition, while certain patents may be applied for early in the development process, such as for the compound itself, it is not uncommon for additional patent applications to be applied for throughout the development process, such as for formulations, or additional uses. Further, in certain countries, data exclusivity and other regulatory exclusivity periods may be available, and may impact the period during which we would have the exclusive right to sell a product. These exclusivity periods generally run from the date the products are approved, and so their expiration dates cannot be known with certainty until the product approval dates are known.  Finally, in the US and other countries, pharmaceutical products are eligible for a patent term extension for patent periods lost during product development and regulatory review.  The law recognizes that product development and review by the FDA and other health authorities can take an extended period, and permits an extension of the patent term for a period related to the time taken for the conduct of clinical trials and for the health authority’s review.  However, the length of this extension and the patents to which it applies cannot be known in advance, but can only determined after the product is approved.

Subject to these uncertainties, we provide the following information regarding our Compounds in Phase III Clinical Development, if any, which have been submitted for registration to the FDA or the EU’s EMA:

•                  [To be followed by bullet-pointed paragraphs regarding each such Compound in Development, if any, which has not already had its patent life disclosed in the preceding marketed products portion of our Intellectual Property disclosure.  The paragraphs will disclose the patent and regulatory exclusivity lives of the products in ranges, and disclose the basis for the ranges.]

In further response to this comment, SEC has asked that we provide a “similar disclosure at the aggregate level for all development projects in Phase III not yet in registration.”  We have examined the patent status of our Phase III development projects, and have found that such a disclosure would produce a floor to ceiling patent range for this particular aggregate group of products which exceeds 10 years from the earliest possible expiration date for any one product to the last possible expiration date for any other.  Given, as we have discussed in prior correspondence, that these dates are in any event uncertain at best, we find it difficult to see how such information would provide any meaningful disclosure to investors.  Accordingly, in order to avoid investor confusion, we would propose not providing such a disclosure.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group